UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TERADATA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33458	75-3236470
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

17095 Via Del Campo

San Diego, California 92127

(Address of principal executive offices) (Zip Code)

Mark A. Culhane (866) 548-8348

(Name and telephone number, including area code, of the person to contact in connection with this report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of Each Exchange on which Registered:
Common Stock, $0.10 par value	TDC	New York Stock Exchange

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Teradata Corporation Conflict Minerals Report for the year ended December 31, 2018 is provided as Exhibit 1.01 to this Form SD and is publicly available at www.teradata.com/corporate-social-responsibility by clicking on “Related Links” and then selecting “Teradata Conflict Minerals Report for 2018.”

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TERADATA CORPORATION

By:	/s/ Mark A. Culhane	Date: May 23, 2019
Mark A. Culhane
Chief Financial Officer

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